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02034775

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Devine Entertainment Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 19 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4118 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 6/13/02

02-4118

DEVINE ENTERTAINMENT CORPORATION

ANNUAL REPORT 2001

DEVINE ENTERTAINMENT
CORPORATION

CONTENTS

DEVINE ENTERTAINMENT CORPORATION



Lataye Studwood as Lannie and Paul Soles as Einstein in "Einstein: Light to the Power of 2".



Scene from the Emmy Award-winning "Edison: The Wizard of Light"

MISSION STATEMENT

Devine Entertainment is committed to producing, distributing and marketing the best in filmed entertainment to an ever-expanding children's and family international audience.

CORPORATE PROFILE

Devine Entertainment is a fully integrated entertainment company, focused on developing, producing and managing high-quality, live-action family programs for television broadcast, worldwide distribution and sell-through home video and DVD. The Company plans to significantly increase its production slate and will continue to add to its present library of 21 classic and timeless family films and extend their range into multimedia.

DEVINE ENTERTAINMENT IS DEDICATED TO:

- Focusing on increasing our library value by building upon our brand of high quality, live-action children's and family programs
- Continuing to work with the best artistic and technical talent available (Devine Entertainment provides work for more than 300 full-time, contract and freelance employees)
- Increasing direct sales to schools, libraries, museums and special markets
- Maximizing exposure through a new agreement with Media Content PLC for worldwide broadcast and video/DVD distribution of Devine's films
- Developing new multimedia products to increase our client base



Cover: Painting by Mary Cassatt – *Children Playing on the Beach*, 1884, National Gallery of Art, Washington

JANUARY
Three Devine films receive All-Star Ratings from KIDS FIRST!® The Coalition for Quality Children's Media: *"Mary Cassatt: American Impressionist", "Winslow Homer: An American Original"* and *"Rembrandt: Fathers and Sons"*.

"Mary Cassatt: American Impressionist" and *"Winslow Homer: An American Original"* are selected by Booklist, published by the American Library Association, as **Editors' Choice** for "Best Videos of the Year".

FEBRUARY
"Winslow Homer: An American Original" is selected as one of the "Top 5 Videos of the Year" by KIDS FIRST® The Coalition for Quality Children's Media

MARCH
Devine launches first three DVD titles *"Galileo: On The Shoulders of Giants", "Edison: The Wizard of Light"* and *"Einstein: Light to the Power of 2"*.

"Rembrandt: Fathers and Sons" is selected "Best Video" by *Today's Librarian.*

APRIL
Company adopts new U.S. GAAP standards as part of its plan to file for a listing and trade in the U.S., the primary market for its award-winning brand of family entertainment.

MAY
Financial results for the first quarter were highlighted by a 94% increase in revenues from Devine's film library.

JUNE
Devine's U.S. video distributor, Steeplechase, joins forces with Iron Home Entertainment, providing a new network of retail outlets for video sales.

JULY
Devine makes the first of many video sales to Scholastic, the world's largest publisher and distributor of children's books.



AUGUST
Company makes substantial video sale to Creative Catalog Concepts, the most widely used catalog among individual teachers

SEPTEMBER
The National Gallery of Art, Washington screens *"Winslow Homer: An American Original"* to as part of its Children's Film Program.

Mary Walsh (*This Hour Has 22 Minutes, CODCO*) 10-time Gemini Award Winner and Member of the Order of Canada to write Devine Entertainment's first feature film, ***"Puppy Love"***.

OCTOBER
"Puppy Love" receives financial contributions from Telefilm, Astral Media's Harold Greenberg Fund and from Movie Central, owned by Corus Entertainment. The Canadian Broadcasting Corporation also approves development funds for television movie-of-the-week, ***"The Way Home"***.

NOVEMBER
Company exhibits at the American Association of School Librarians Conference, resulting in an increase in school and library video orders for the end of the year.

DECEMBER
The Inventors' Specials are selected as "Outstanding Videos" in the 2001 Awards Issue of *Parent's Guide*, A Review of Children's Media.

2002 *(to March 31)*

JANUARY
The Company sells its library of 19 historical films to the Canadian Broadcasting Corporation (CBC).

FEBRUARY
Private investor group purchases Devine's debt from the Royal Bank of Canada, allowing the Company to focus on creative projects that will generate further revenue.

MARCH
The Museum of Fine Art, Boston screens *"Mary Cassatt: American Impressionist"* and *"Monet: Shadow and Light"* as part of its Art Alive series.

KidsFirst!® The Coalition for Quality Children's Media selects *"Monet: Shadow and Light"* as one of the "Top 5 Videos of the Year". The film is also featured in the KidsFirst!® Film Festival Tour.

2001 was a challenging year for most companies around the world. This was no exception at Devine Entertainment. Our diligent commitment to our work throughout 2001 has begun to reap rewards.

Early in 2002, we made a significant advance with the restructuring of our debt to the Royal Bank. The Company may now reduce its debt by approximately Cdn$2.9 million in consideration of issuing 2 million common shares.

EXPANDING SALES

Devine Entertainment recently announced the sale of over 20,000 videos to the U.S. children's media giant, Scholastic. A sale of 19 films from our library to the Canadian Broadcasting Corporation was recently announced as well. Programming will commence in Canada during the summer of 2002.

Our home video and catalog sales have been constantly increasing thanks to our U.S. distributor, Iron Home Entertainment of Los Angeles and to our marketing team who recently attended the National School Supply and Equipment Association show in San Antonio and the American Association of School Librarians conference in Indianapolis.

MARCH 20-23 2002
SAN ANTONIO, TEXAS

Devine Entertainment has also just concluded a transaction to retrieve rights from Sony Classical for our original *Composers' Specials* videos. We have been fortunate enough to have already received an order with a guaranteed minimum payment for over 85,000 home videos from Utah-based special marketer, Feature Films For Families.

2002 also looks bright because we have just entered into a three-year exclusive world-wide distribution deal for broadcast and home video/DVD rights with Media Content PLC of London, England. This will allow Devine Entertainment's library of films to be sold as VHS/DVD products outside of North America for the first time.



CREATIVE PROJECTS

At Devine Entertainment we are actively developing numerous projects such as *"PUPPY LOVE"*, written by 10-time Gemini Award winner and Order of Canada member, Mary Walsh, and EMMY Award-winning writer, Heather Conkie. This feature length comedy for family audiences is set to begin production this summer.

"THE WAY HOME", is a movie-of-the-week in development with the Canadian Broadcasting Corporation, written by Susin Nielsen (*"Monet: Shadow and Light"*) of Vancouver.

Another strong project is *"THE GREATEST"*, which is in development with ABC Television in Los Angeles. Our co-production partner for *"THE GREATEST"* is singer and television star, Kenny Rogers, and his Dreamcatcher Entertainment company.

"OCTOBER 7, 1944", is a family drama in development with CanWest Global Television of Toronto and *"THE COWBOY and HIS ELEPHANT"*, is a unique and moving novel that will be adapted into a theatrical family film for release in 2003.

STRATEGY FOR THE FUTURE

Our goals for the future are to keep building long-term value by continuing to sell our core library and by producing new films to add to our library.

We intend to continue expanding our sales and marketing efforts and have also begun to look at acquiring other children's film and audio libraries in order to stimulate sales and revenue.

Our appreciation, as always, goes to our management, staff and our Board of Directors. We are all very committed to growing the Company in 2002 and into the future as we accelerate and establish Devine Entertainment's brand of live-action family films and ancillary products.

Devine Entertainment, through its films and other children's products, will continue its mission to supply families worldwide with content that is safe, educational and entertaining, for many years to come.

David Devine
President & Chief Executive Officer
April 25, 2002

DEVINE ENTERTAINMENT
CORPORATION

FOR TODDLERS: A YOUNG CHILDRENS' CONCERT WITH RAFFI

RAFFI IN CONCERT WITH THE RISE & SHINE BAND
These now classic concert videos have received numerous awards and are certified multi-platinum.

FOR YOUTH AUDIENCES: BEETHOVEN LIVES UPSTAIRS
Beethoven Lives Upstairs has received tremendous worldwide acclaim and won a Primetime Emmy for Outstanding Children's Program. The film is about the relationship between a young boy and an eccentric boarder, Ludwig van Beethoven, who has moved in upstairs. Set in 19th century Vienna, *Beethoven Lives Upstairs* is historically based and features excerpts of Beethoven's best-loved works.



THE COMPOSERS' SPECIALS
These beautiful hour-long films blend traditional storytelling and classical music to create innovative family viewing. Each story relates the human connection between child and composer.

BACH'S FIGHT FOR FREEDOM
An independent boy reluctantly becomes assistant to the frustrated composer Johann Sebastian Bach.

LISZT'S RHAPSODY
The charming Franz Liszt takes on a gypsy boy as a music student and finds his own work transformed by the experience.

ROSSINI'S GHOST
A nine-year old girl witnesses Rossini's efforts to salvage his seemingly cursed new opera.

STRAUSS: THE KING OF THREE-QUARTER TIME
A poor 10-year-old stableboy discovers how much he has in common with the great Johann Strauss Jr.

BIZET'S DREAM
A 12-year-old Parisian girl takes piano lessons from Georges Bizet as he anguishes over his life and his latest opera.

HANDEL'S LAST CHANCE
A Dublin street kid is selected as choirboy for Handel's first performance of *The Messiah*.



THE INVENTORS' SPECIALS
In each film, a young protagonist befriends a genius and both are transformed. Each film aims to illustrate that achievements in life, whether large or small, are often the result of overcoming adversity.

LEONARDO: A DREAM OF FLIGHT
In Milan during the Renaissance, Leonardo da Vinci befriends young Roberto. Leonardo's role as the Duke's court artist prevents him from working on his flying machine but a determined Roberto brings Leonardo a step closer to flight.

GALILEO: ON THE SHOULDERS OF GIANTS
In 17th century Padua, Galileo pits science against theological doctrine by demonstrating that the earth moves in space. Inspired by Galileo's quest for scientific truth, his student Prince Cosimo vows to follow Galileo's lead.

NEWTON: A TALE OF TWO ISSACS
When his theory of gravity revolutionizes scientific thought in 1682, Isaac Newton pays a heavy price and is ostracized by the Royal Academy. Newton's young scribe Humphrey takes a universal, life-long lesson from the struggle.

MARIE CURIE: MORE THAN MEETS THE EYE
During World War I, the young Boudreau sisters want to aid the war effort by catching spies. They chase Nobel Prize winning scientist Marie Curie but soon discover that she is using science and her X-ray to save lives.

EDISON: THE WIZARD OF LIGHT
1893, West Orange, NJ...Thomas Edison - the world's greatest inventor - takes in Jack, a scruffy young boy fleeing a truant officer and makes him an apprentice. Their adventure leads to the creation of the motion picture.

EINSTEIN: LIGHT TO THE POWER OF 2
Albert Einstein rescues an African-American girl who is struggling at school because of a racist teacher. Einstein's scientific ideas ignite a spark in Lannie and she regains her confidence.

THE ARTISTS' SPECIALS
Each film features a legendary artist who, at a telling point in his or her life, crosses paths with a young person. The artists' lives and works are revealed through their interactions with the children they befriend.



DEGAS AND THE DANCER
A struggling Degas is inspired by aspiring young ballerina, Marie. Degas helps Marie tap into her hidden talent while Marie convinces Degas to persevere despite criticism.

MARY CASSATT: AMERICAN IMPRESSIONIST
Cassatt's tidy life in Paris is disrupted by the arrival of her brother's unruly kids. But she soon finds herself inspired by the children and uses them as models, catching the attention of the great painter Edgar Degas.

MONET: SHADOW AND LIGHT
Monet adores painting in nature. He sells few works, but is committed to his new style - driving his father to cut his allowance. Aspiring young artist Daniel helps Monet see the importance of family and of never giving up.

REMBRANDT: FATHERS AND SONS
At the peak of Rembrandt's success as a portrait artist, he takes on a young Jewish studio apprentice. The boy's struggle to break free of his family's expectations leads the painter to wrestle with his own complacency. In the end, he defies convention with his masterpiece *The Night Watch*.

GOYA: AWAKENED IN A DREAM
At 73, Spanish painter Goya doesn't care about his reputation or the king. His wish is to paint alone at his country villa but fate brings him a housekeeper whose young daughter loves to draw. Together they foil the Inquisition's attempts to destroy Goya and his revolutionary *Black Paintings*.

WINSLOW HOMER: AN AMERICAN ORIGINAL
Disillusioned by the Civil War, Homer gives up his post as illustrator for *Harper's Weekly* and settles on a friend's farm for solitude. He reluctantly befriends two teenagers and together they agree to banish the ghosts of war and move ahead with their lives.

Devine Entertainment's library of high-quality, live-action films give children an appreciation of art, music and scientific creativity. Through the eyes of children, our Emmy Award winning films bring the world's most famous figures to life. All our films are currently available on video with select titles on DVD.

Please visit our website at www.devine-ent.com for a complete Awards List.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



2001 OVERVIEW

2001 was a challenging year for Devine Entertainment, but by year-end, the Company had made notable progress in surmounting its obstacles. With new distribution agreements finalized in early 2002 and a successful purchase of the Company's principal bank loan, management believes that the Company will emerge in a much stronger overall financial position.

Devine Entertainment's financial results for the year ended December 31, 2001 were negatively affected by the difficult conditions in the entertainment industry worldwide. Destabilising political events and a global recession contributed to a slowdown in broadcast and distribution commitments in all markets. As a result, the Company experienced a marked downturn in foreign broadcast sales and its slate of new productions for 2001 was postponed. Overall revenues from sales of the Company's film library were down 49% to $973,626 and broadcast sales were down 79% to $112,230, primarily due to weakness in foreign sales. Sales in the Company's primary market, North American home video, continued to perform well, accounting for 78% of revenues, or $861,396 in 2001. Net operating loss totalled $1,095,169 or approximately $0.08 per share. In light of these market conditions, the Company took a write-down in the third quarter of $6,347,274 for its film library. The basic and fully diluted loss for 2001 was $7,442,443 or $0.58 per share.

Following the year-end, ongoing negotiations with the Royal Bank and an investor group identified by the Company were completed. This resulted in a restructuring of Devine Entertainment's debt and a right by Devine to reduce the debt by approximately $2.9 million, in consideration of issuing 2 million common shares. As well, new sales agreements were entered into subsequent to the loan restructuring with international distributor Media Content PLC (London Stock Exchange's AIM:MDC) and the Canadian Broadcasting Corporation. These agreements mark a recovery in Devine Entertainment's revenues from broadcast and foreign sales that the Company expects will continue through 2002.

Management is confident that sustained strength in video sales, new broadcast licenses, and new distribution agreements now in place will significantly increase revenues from its film library in 2002. Development, production and distribution commitments are in place for the Company's new production slate from Iron Home Entertainment, ABC Family, CBC Television, Astral Media and Corus Entertainment. Thanks to increased library sales and the new production slate for 2002, Devine Entertainment looks to a near-future return to profitability.

2001 COMPARED TO 2000

Revenues for 2001 were $973,626, down from $1,891,803 for 2000. The net loss from the Company's operations before income taxes was $1,095,169 or approximately $0.08 per share for 2001 as compared to a loss of $33,311 or less than $0.01 per share for 2000.

Total revenues from library sales in 2001 decreased by 49%, to over $973,000 as compared to approximately $1,477,000 for 2000.





Despite a recession that had very negative effects for the entertainment industry overall, the Company's North American video sales in 2001 remained relatively strong, decreasing by approximately $76,000 to $861,000 as compared to $937,000 in 2000. World events and economic weakness affected foreign sales most significantly, where sales fell to $112,000 in 2001 as compared to just over $540,000 in 2000.

As noted earlier, these difficult market conditions led the Company to take a write-down of $6,347,274 in the third quarter of 2001. The basic and fully diluted loss for 2001 was $7,442,443 or $0.58 per share as compared to a loss of $4,558,204 or $0.38 per share in 2000.

Operating expenses increased by $194,851 to $1,033,478 in 2001, as compared to $838,627 in 2000, reflecting the cost of restructuring of the Company's Royal Bank loan. The Company's cash and term deposits on hand as at December 31, 2001 were $149,828 as compared to $747,780 as at December 31, 2000. The Company's bank loans and notes payable decreased by $1,247,520 in 2001 to $4,416,305 as compared to $5,663,825 as at December 31, 2000. Thus, interest costs decreased by $204,932 or over 34% to $387,616 in 2001 as compared to $592,548 in 2000. The successful purchase of the Company's Royal Bank loan subsequent to the year-end will result in an additional reduction of approximately $2.9 million in the Company's bank loans in consideration of issuing 2 million common shares.

2000 COMPARED TO 1999

Revenues for 2000 were $1,891,803, down from $3,741,290 for 1999. Earnings before taxes, interest and depreciation were $1,053,176 in 2000 as compared to $3,237,854 in 1999.

The Company's key business focus in 2000 was maximising sales and profit margins from its film library and ancillary products. Total revenues from library sales in 2000 increased by 60% over library sales for 1999, to $1,477,000 as compared to just over $886,000 for 1999. Included in these sales figures are revenues from the Company's video sales that more than doubled to approximately $937,000 in 2000, as compared to revenues of less than $400,000 in 1999.

Operating expenses increased by $335,191 to $838,627 in 2000, as compared to $503,436 in 1999, reflecting an increase in expenses related to expanded distribution activity. The Company's cash and term deposits at December 31, 2000 were $747,780, as compared to $782,514 as of December 31, 1999. The Company's cash position of $293,486 was provided by operations in 2000, as compared to $1,075,913 of net cash used for the same period in 1999. Bank loans and notes payable of the Company decreased to $1,576,179 in 2000, as compared to an increase in bank loans and notes payable of $1,616,340 for 1999.


The Inventors' Specials
Special Collector's Edition
Leonardo
Galileo
On the Shoulders of Giants
Newton
Curie
Edison
The Wizard of Light
Einstein



The Company adopted new U.S. GAAP standards for film producers and distributors issued by the United States Financial Accounting Standards Board in June 2000. The Company changed its method for accounting for income taxes, recognising revenue for sales to limited partnerships, stock options, and determining the estimated fair market value of its investment in film, television programs and recordings. Charges related to changes in the Company's accounting policies brought into effect for 2000 resulted in a one-time charge of $6,264,402. As a result the Company recorded a net loss of $4,558,204 or $0.38 per share in 2000. Net earnings for 1999 were $871,162 or $0.08 per share.

1999 COMPARED TO 1998

The Company's revenue for 1999 was $3,740,000 as compared to $2,110,000 for the year ended December 31, 1998, a year-over-year increase of 77%. In 1999, earnings before income tax were $0.13 per share, or $1,560,000 as compared to $0.04 per share, or $430,047, in 1998. Net income increased to $871,162 in 1999 as compared to $238,047 in 1998, an increase of over 265%, primarily reflecting the Company's production and delivery of four new *Artists' Specials* films in 1999. Earnings per share in 1999 were $0.08 as compared with $0.02 per share in 1998.

Devine Entertainment produced and delivered four new films in its series *The Artists' Specials* in 1999. The Company recognised production and distribution revenues of $2,850,000 on the delivery of new films in 1999, as compared to $1,700,000 in 1998, reflecting increased revenues of 67% from new production in 1999. Revenues from post-production sales of the Company's film library increased significantly to approximately $886,000 from $237,000 in 1998, an increase of over 265%. Revenues from sales of the film library increased to 24% of total revenues in 1999, as compared to 11% in 1998.

Operating and interest expenses decreased 12% to $690,881 in 1999 as compared with $779,971 in 1998. This reflects the increase in the Company's production activities and the decrease of non-production related interest expenses as compared year-over-year. The Company's cash and term deposits at the end of 1999 were $782,514 as compared to $243,058 at the end of 1998.



DEVINE ENTERTAINMENT
CORPORATION

AUDITORS' REPORT

To The Shareholders Of
DEVINE ENTERTAINMENT CORPORATION

We have audited the consolidated balance sheet of **DEVINE ENTERTAINMENT CORPORATION** as at December 31, 2001 and 2000 and the consolidated statements of shareholders' equity, operations and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Kraft, Berger, Grill, Schwartz, Cohen & March LLP

KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
Chartered Accountants
Toronto, Ontario
April 4, 2002

CONSOLIDATED BALANCE SHEET DECEMBER 31,

ASSETS

	2001	2000
Cash and term deposits	$ 149,828	$ 747,780
Accounts receivable	487,547	445,551
Investment in film, television programs and recordings (Note 3)	6,631,592	12,621,143
Property and equipment (Note 4)	36,904	46,697
Income tax and film tax credits receivable (Note 3)	–	1,371,852
	$7,305,871	$15,233,023

LIABILITIES

	2001	2000
Bank loans (Note 5)	$ 4,416,305	$ 5,663,825
Accounts payable and accrued liabilities	1,416,815	664,717
Long term debt (Note 6)	1,279,290	1,304,290
Deferred revenue	108,340	222,627
	7,220,750	7,855,459

SHAREHOLDERS' EQUITY

	2001	2000
Capital stock (Note 11)	9,093,316	8,558,816
Contributed surplus	284,803	284,803
Equity portion of long term debt (Note 6(b))	331,510	181,510
Warrants (Note 11(e))	–	534,500
Deficit	(9,624,508)	(2,182,065)
	85,121	7,377,564
	$7,305,871	$15,233,023

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

DIRECTOR

DIRECTOR

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	Common Shares		Warrants		Contributed Surplus	Equity Component	Retained Earnings (Deficit)
	#	$	#	$	$	$	$
BALANCE, January 1, 2000	11,596,825	8,306,557	-	-	-	322,203	2,376,139
ISSUED							
- on issuance of debt	-	-	-	-	-	144,110	-
- on settlement of debt	-	-	-	-	284,803	(284,803)	-
- to two officers of the company	388,090	252,259	-	-	-	-	-
- on issuance of warrants	-	-	1,200,000	534,500	-	-	-
NET LOSS	-	-	-	-	-	-	(4,558,204)
BALANCE, December 31, 2000	11,984,915	8,558,816	1,200,000	534,500	284,803	181,510	(2,182,065)
ISSUED							
- on conversion of warrants	1,200,000	534,500	(1,200,000)	(534,500)	-	-	-
- on issuance of debt	-	-	-	-	-	150,000	-
NET LOSS	-	-	-	-	-	-	(7,442,443)
BALANCE, December 31, 2001	13,184,915	9,093,316	-	-	284,803	331,510	(9,624,508)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
REVENUE	$ 973,626	$ 1,891,803
EXPENSES		
Operating	1,033,478	838,627
Amortization - film, television programs and recordings	634,942	475,623
- equipment	12,759	18,316
Interest (Note 7)	387,616	592,548
	2,068,795	1,925,114
LOSS BEFORE THE FOLLOWING	(1,095,169)	(33,311)
Write-down of investment in film, television programs and recordings (Note 3)	6,347,274	6,264,502
Loss on settlement of debt	-	312,589
	6,347,274	6,577,091
LOSS BEFORE INCOME TAXES	(7,442,443)	(6,610,402)
Income taxes (recovered)	-	(2,052,198)
NET LOSS FOR THE YEAR	$(7,442,443)	$(4,558,204)
BASIC AND FULLY DILUTED EARNINGS (LOSS) PER SHARE (Note 12)	$ (0.58)	$ (0.39)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
OPERATING ACTIVITIES		
Receipts from customers	$ 817,343	$ 2,116,695
Receipts from income taxes	1,109,386	553,712
Payments to suppliers and employees	(1,011,579)	(1,784,373)
Interest paid	(458,851)	(666,507)
Interest earned	71,235	73,959
	527,534	293,486
FINANCING ACTIVITIES		
Net proceeds (repayments) on bank loans and note payable	(1,247,520)	(1,576,179)
Net proceeds (repayments) on convertible debentures	(25,000)	465,000
Issuance of shares	-	252,259
Issuance of debt financial instrument	150,000	-
Issuance of warrants (net)	-	534,500
	(1,122,520)	(324,420)
INVESTING ACTIVITY		
Purchase of capital assets	(2,966)	(3,800)
CHANGE IN CASH AND TERM DEPOSITS	(597,952)	(34,734)
CASH AND TERM DEPOSITS, BEGINNING OF YEAR	747,780	782,514
CASH AND TERM DEPOSITS, END OF YEAR	$ 149,828	$ 747,780
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES		
Refinancing of convertible debenture	-	835,800
Conversion of warrants to common shares	534,500	-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. NATURE OF BUSINESS

Devine Entertainment Corporation is an integrated developer and producer of high quality children's and family programs for worldwide television broadcast and home video markets.

Television production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of such television programming since the revenues derived from the production and distribution (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon their acceptance by the public.

The success of the company's television programming also may be impacted by, among other factors, prevailing advertising rates, which are subject to fluctuation. Therefore, there is a substantial risk that some of all of the company's television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

(a) Basis of Consolidation

The consolidated financial statements include the accounts of Devine Entertainment Corporation and all of its wholly-owned subsidiaries.

(b) Basis of Presentation

As permitted by the American Institute of Certified Public Accountant's Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films", the company has presented unclassified consolidated balance sheets.

Certain reclassifications have been made to amounts reported in prior periods to conform with current presentation.

(c) Revenue Recognition

Revenue is derived from broadcast licensing agreements, government grants, royalties, distribution fees, the sale of distribution rights and the sale of home videos. All revenue is recognized upon meeting all recognition requirements of SOP 00-2. Revenue from broadcast licensing agreements, together with related costs, and government grants is recognized once the licensing periods have commenced, the programs are delivered and collection is reasonably assured. Revenue from royalties and distribution fees is recognized when received. Revenue from the sale of distribution rights is recognized when the film or television programs are substantially complete, the investors have irrevocably committed to acquire distribution rights and there is reasonable assurance of collectibility of proceeds. Revenue from the sale of home videos is recognized at the time of shipment. The company recognizes as revenue only the net benefits from sales to limited partnerships when the investor has irrevocably committed to acquire the equity. Amounts received and not recognized as revenue are recorded as deferred revenue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) **Investment in Film, Television Programs and Recordings**

Investment in film, television programs and recordings represent projects in progress and the unamortized costs of film, television programs and recordings, net of anticipated federal and provincial film production tax credits, which have been produced by the company or for which the company has acquired a copyright interest or the rights to future revenue. Such costs include development and production expenditures, capitalized overhead and financing costs and other costs, which are expected to benefit future periods. Under SOP 00-2 exploitation costs, including advertising and marketing costs, are being expensed as incurred. The company also has an interest in programs, which have been fully amortized in prior years and have no carrying value in these financial statements.

If the property under development has not been set for production within 3 years, the costs associated with such property are written off to income.

Amortization is determined based on the ratio that current gross film revenues bear to management's estimate of total remaining ultimate gross film revenue as of the beginning of the current fiscal year on a program by program basis (the "individual film forecast method"). Revenue and film costs are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, additional amortization is recognized to the extent that capitalized film costs exceed estimated fair value. Such adjustments could have a material effect on the results of operations in future periods.

Capitalized film costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis. Fair market value is based on the discounted projected net cash flows. The determination of the projected net cash flows and discount rates are subjective in nature and involve uncertainties and matters of significant judgement by management.

(e) **Property and Equipment**

Property and equipment are recorded at cost less accumulated amortization. Amortization is being provided for on the declining balance basis at the following annual rates.

Computer and editing equipment - 30%
Furniture and fixtures - 20%

(f) **Foreign Currency Translation**

Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated at year-end exchange rates. Revenue, expenses and film production costs are translated at the rates prevailing at the times of the transactions. The gains or losses resulting from these translations are reflected in the statements of operations. The company's foreign wholly-owned subsidiaries are considered to be fully integrated operations and therefore any exchange gain or loss is recorded in income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Government and Other Assistance

The company has access to various programs and tax incentives that are designed to assist film and television producers in Canada. Government grants in respect of production assistance are recorded as revenue. Tax incentives, which are based on film and television production costs, are recorded as reductions of the related program costs. Grants received for operating costs are recorded as a reduction of the related costs.

(h) Accounting Changes

Effective January 1, 2000, the company changed its method of accounting for income taxes from the deferral method, which related income taxes to the accounting income for the year, to the liability method of tax allocation. The liability method records future tax assets and liabilities, which reflect the net tax effects of temporary differences between carrying amounts for financial reporting purposes and the amounts used for tax purposes. There was no effect on the prior year's financial statements as a result of this change.

In 2000, the company changed its accounting policy for revenue recognition for sales to limited partnerships. The company recognizes as revenue only the net benefits when received and when the limited partnership has irrevocably committed to acquire the related equity. Under the former policy, revenue from sales to limited partnerships was recognized when the limited partnership had irrevocably committed to acquire the related equity and there was a reasonable assurance of collectibility of proceeds. This change in accounting policy was accounted for retroactively.

The effect of this change on the consolidated statement of operations was as noted below.

	2000
Decrease in:	
Opening retained earnings	$(241,028)
Closing retained earnings	(241,028)
Investment in film, television programs and recordings	(241,028)

In December 2000, the CICA issued an updated handbook section 3500, Earnings Per Share. The revised section requires the treasury stock method for determining the dilutive effect of warrants, options and similar instruments, instead of the imputed earnings approach. For the years 2001 and 2000, the exercise of such instruments would not have a material dilutive effect on earnings per share amount.

In June 2000, The United States Financial Accounting Standards Board issued Statement of Position 00-2, which provides guidance on accounting principles generally accepted by all producers or distributors that own or hold rights to distribute or exploit films. The new standard is in effect for fiscal years beginning after December 15, 2000. In absence of a Canadian standard, the company adopted SOP 00-2 for the fiscal year ended December 31, 2000 on a prospective basis.

(i) Stock Option Plan

The company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The company does not recognize compensation expense for the stock based compensation plan when shares or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of shares is credited to share capital.

If shares or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the shares or stock option cancelled is charged to retained earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) **Future Income Taxes**

The company provides for income taxes using the asset and liability method, as required by the Canadian Institute of Chartered Accountants (CICA) Handbook section 3465. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates, which are expected to be in effect when the underlying items of income and expense are expected to be realized.

(k) **Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes available in the future.

These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

(l) **Cash and Cash Equivalents**

Cash and cash equivalents consist of cash in the bank and term deposits with a term less than 90 days.

3. INVESTMENT IN FILM, TELEVISION PROGRAMS AND RECORDINGS

	2001			2000
	Cost	Accumulated Amortization	Net	Net
Completed and acquired projects	$10,670,781	$ 5,023,767	$ 5,647,014	$11,890,130
Projects in progress	984,578	-	984,578	731,013
	$11,655,359	$ 5,023,767	$ 6,631,592	$12,621,143

The company has reduced its investment in film and television programs by anticipated film production tax credits in the amount of $2,537,534 (2000 - $2,800,000). The film production tax credits are subject to federal and provincial government audits. As at December 31, 2001, the estimate balance of tax credits receivable is $0 (2000 - $1,371,852).

During the fiscal year ended December 31, 2000, in accordance with SOP 00-2, the company changed its method of determining the estimated fair market value of its investment in film, television programs and recordings. The current method uses the estimated discounted net cash flow rather than undiscounted revenue as its basis for determining the value. As a result of this change, the company reduced the carrying value of its investment by $6,264,502.

During 2001, management reviewed their estimate of total remaining ultimate revenue and the fair value of the capitalized film costs. As a result of the review, the company reduced the carrying value of its investment by $6,347,274.

4. CAPITAL ASSETS

	2001			2000
	Cost	Accumulated Amortization	Net	Net
Computer and editing equipment	$159,948	$136,223	$ 23,725	$ 30,131
Furniture and fixtures	57,446	44,267	13,179	16,566
	$217,394	$180,490	$ 36,904	$ 46,697

5. BANK LOANS

	2001	2000
Term loan bearing interest at 6 3/4% per annum, repayable in monthly payments of $4,200 plus interest, secured by a general security agreement, an assignment of insurance and guarantees by the officers of the company for $30,000.	4,200	42,000
Non-revolving term line of credit to a maximum of $3,155,463, bearing interest at 1 1/2% per annum above Banque Nationale de Paris (Canada) Canadian prime. This loan is partially re-payable by assignment of government film tax credits in the approximate amount of $1,450,000 and is secured by a "first ranking" general security agreement on all present and future assets of Devine Entertainment Corporation, a pecuniary loss indemnity insurance policy in the amount of $2,280,000, a laboratory pledgeholder agreement and insurance coverage.	1,155,427	2,348,815
Term loan bearing interest at 3% per annum above the Business Development Bank of Canada floating lease rate, repayable in monthly payments of $10,400 plus interest, secured by a general security agreement and joint and several guarantees of two key officers of the company for 15% of outstanding balance of the loan. The company has committed to pay an additional .1252% of the consolidated revenues of the company for each year the loan is outstanding which will be included as interest costs. The company received the final instalment of $250,000 in July 2001. There was no change to the interest rate or the monthly payments.	280,800	124,400
Carried forward...........	$1,440,427	$2,515,215

5. BANK LOANS (Continued)

	2001	2000
Brought forward............	$1,440,427	$2,515,215
Term loan bearing interest at 1% per annum above the Business Development Bank of Canada floating lease rate, repayable in monthly payments of $4,160, secured by a general security agreement and joint and several guarantees of two key officers of the company for 15% of outstanding balance of the loan.	162,240	199,680
Demand loans bearing interest at 1.5% per annum above Royal Bank prime, secured by a first general security agreement, assignment, direction and acknowledgment agreements in respect of each of the license agreements, pecuniary loss indemnity, postponement of guarantors' claims, completion bond, assignment of federal and Ontario tax credits, assignment of mortgage of distributor's rights, assignment of copyright and any and all future revenue with respect to commercial exploitation of "The Inventors' Specials" television programs and a security interest in all rights in and to ""The Inventors' Specials" television programs. During 1999, the Royal Bank made claims against the insurance company for repayment of these loans. If successful, the insurance company will assume these loans from the bank. There are covenants on these bank loans which, if violated, would render the loans immediately payable.	2,813,638	2,948,930
	$4,416,305	$5,663,825

The aggregate amount of payments on long-term bank loans in the next five years is noted below.

2002	4,147,985
2003	174,720
2004	81,120
2005	12,480
2006	-

Interest on the above term loans totalled $152,931 (2000 - $387,118).

6. LONG TERM DEBT

(a) Convertible Debentures

		2001	2000
Principal			
Issued	- February 1996 (i)	75,000	100,000
	- December 2000 (ii)	550,000	550,000
	- December 2000 (iii)	835,800	835,800
		1,460,800	1,485,800
Less - equity component		(181,510)	(181,510)
		$1,279,290	$1,304,290

(i) The company issued a 7.5% $100,000 redeemable convertible subordinated debenture in February 1996. This debenture was to mature on December 31, 2000. The debenture was convertible at the holder's option into common shares at any time prior to maturity at a conversion rate of $1.50 per share.

Management renegotiated repayment terms of this debenture at an increased interest rate of 10% payable in four quarterly payments during 2001 of $25,000 plus interest. The first instalment was made in April 2001. The company is still in default on the second, third and fourth instalments. As at December 31, 2001 there remains an outstanding balance of $75,000 on this debenture.

(ii) The company issued 550,000 units of debentures and warrants in December 2000 for $550,000 less costs of $85,000 for net proceeds to the company of $465,000. Each unit consists of a $1.00 debenture and 1 immediately separable warrant. The redeemable convertible subordinated debentures mature on December 31, 2005, bear interest at 10.5% per annum, payable semi-annually. The debentures are convertible at the holders' option into common shares at any time prior to maturity on the basis of one common share per $0.50 principal amount of debenture. The debentures are subordinated to certain senior indebtedness of the company. The annual interest requirement on the debentures is $57,750.

(iii) On December 19, 2000, the company obtained the approval of the holders of the 7.5% debentures issued December 1995 to: (i) extend the maturity date to December 31, 2002; (ii) reduce the conversion rate to $0.50 per common share; (iii) increase the rate of interest applicable to 10.5% per annum; (iv) issue to the holders of the debentures one warrant for each $1.00 principal amount held by such holder; and (v) to secure the 7.5% debentures by way of a floating charge over all of the company's assets, such floating charge to be subordinated to all existing and future "Senior Indebtedness" and "Permitted Encumbrances" and to rank pari passu with identical security to be granted to holders of up to $1,000,000 principal amount of convertible debentures issued by the company on December 21, 2000.

6. **LONG TERM DEBT** (Continued)

(b) Advance from company

	2001	2000
Principal		
Issued		
- October 2001 (i)	150,000	
Less		
- Equity component	(150,000)	-
	-	-

(i) In October 2001, the company received $150,000 from an investor for warrants to be issued in the future. However, the agreement was not finalized until subsequent to year-end. The full amount of the advance is convertible to equity (Note 10(b)).

7. **INTEREST EXPENSE**

	2001	2000
Interest on long-term debt	$152,931	$299,887
Interest on demand loans	397,157	387,118
	550,088	687,005
Interest income	(71,235)	(73,960)
	478,853	613,045
Interest capitalized to film and television programs	(91,237)	(20,497)
	$387,616	$592,548

8. INCOME TAXES

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Significant components of net future tax assets are as noted below.

	2001	2000
Tax depreciation in excess of accounting amortization	$(557,878)	$(1,638,300)
Net operating loss carry-forward	4,625,757	2,325,500
	4,067,879	687,200
Valuation allowance	(4,067,879)	(687,200)
Net future tax liabilities	$ -	$ -

In assessing the realizability of future assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The valuation allowance was provided against the net future tax assets at December 31, 2001 and 2000 due to uncertainties as to their ultimate realization.

9. FINANCIAL INSTRUMENTS

Fair values approximate amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows, which reflect varying degrees of risk.

Therefore, due to the use of subjective judgement and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

(i) Fair Value

The carrying values of cash and term deposits, accounts receivable, income tax and film tax credits receivable, bank loans, convertible debenture issued in February 1996 (Note 6(ii)) and accounts payable and accrued liabilities approximate fair value due to their short-term maturity and normal credit terms.

The fair value of the convertible debentures issued in December 2000 has been estimated by first calculating the present value of the liability component using a discount factor and then assigning to the equity component the difference between the proceeds of the debenture and the fair value of the liability component. The estimated discount factor used approximated the market interest rates at December 31, 2001 and 2000. Accordingly, the carrying amounts of the convertible debentures approximate fair value.

9. FINANCIAL INSTRUMENTS (Continued)

(ii) Credit Risk

The company's accounts receivable are subject to credit risk. The company continually monitors its positions with and credit quality of the organizations, which are counterpart to its accounts receivable and does not anticipate non-performance. The majority of the accounts receivable are amounts due from a limited number of licenses and distributors of video cassettes.

(iii) Currency Risk

The company is subject to currency risk through its activities in the United States and other countries. Unfavourable changes in the exchange rate may affect the operating results of the company.

The company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the company may enter into forward exchange contracts to mitigate the associated risks. There were no forward exchange contracts outstanding at December 31, 2001 and 2000.

10. COMMITMENT

(a) The company leases its premises under an agreement expiring May 31, 2004. The annual commitments including occupancy costs are noted below.

2002	54,000
2003	57,000
2004	24,000

(b) The company is committed to issuing shares and/or warrants for the advances received during the year (Note 6(b)).

(c) The company has employment agreements with various principal officers and employees. The agreements provide for minimum salary levels.

(d) The company has entered into contractual agreements for creative talent related to future film production.

11. CAPITAL STOCK

(a) **Authorized** - an unlimited number of common shares and Class "A" shares.

(b) **Issued** - common shares

	Number	$ Amount
Balance, December 31, 1999	11,596,825	8,306,557
Issued to officers of the company for cash consideration	388,090	252,259
Balance, December 31, 2000	11,984,915	8,558,816
Issued on conversion of warrants	1,200,000	534,500
Balance, December 31, 2001	13,184,915	9,093,316

(c) **Stock Option Plan**
Under the terms of a stock option plan approved by the shareholders, the company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of grant.

Common shares have been reserved for stock options on the following basis.

	Shares	Option Price	Weighted Average
		$	$
Outstanding and Exercisable			
Balance at December 31, 1999	835,000	0.50-1.50	0.73
Issued	95,000	0.50	0.50
Expired	(75,000)	0.50	0.50
Balance at December 31, 2000	855,000	0.50-1.50	0.72
Issued	1,292,000	0.50-0.75	0.53
Expired	(75,000)	0.50	0.50
Balance at December 31, 2001	2,072,000	0.50-0.75	0.52

At December 31, 2001, all options were exercisable.

11. **CAPITAL STOCK** (Continued)

The contractual terms of options at various prices are noted below.

$0.50 – less than 1 year - 5 years
$0.75 – 1 - 2 years

During the year, 190,000 options to purchase shares that were originally granted on May 1, 1998, were re-priced from an exercise price of $1.50 to $0.50.

(d) **Warrants**

Common shares have been reserved for warrants on the following basis:

	Warrants	Exercise Price $	Weighted Average $
Outstanding and Exercisable			
Balance at December 31, 1999	-	-	-
Issued and to be issued	1,385,800	0.75-1.75	1.10
Balance at December 31, 2000	1,385,800	0.75-1.75	1.10
Issued	-	-	-
Balance at December 31, 2001	1,385,800	0.75-1.75	1.10

The warrants expire as noted below.

December 31, 2003	835,800
December 31, 2005	550,000
	1,385,800

(e) **Special Warrants**

The company issued 1,200,000 special warrants in November 2000 for $600,000 less costs of $65,500. Each special warrant entitles the holder to one common share and one-half of one common share purchase warrant. Each share purchase warrant will entitle the holder to acquire one common share at a price between $0.75 and $1.25 dependent on the year of exercise. The special warrants were automatically converted into common shares and warrants on March 28, 2001.

12. EARNINGS PER COMMON SHARE

Earnings per common share have been calculated using the weighted average number of participating shares outstanding during the relevant period. For the year ended December 31, 2001, the weighted average number of participating shares outstanding was 12,884,915 (2000 - 11,726,188). No material dilution of these per share amounts would result if all the outstanding options and warrants were exercised and debentures converted. Options to purchase 797,000 common shares, warrants to purchase 1,385,800 common shares and convertible debentures outstanding at the year-end were not included in the calculation of fully diluted earnings per share because of their anti-dilutive effect.

13. RELATED PARTY TRANSACTIONS

The costs of film and television programs in progress include $233,500 (2000 - $55,000) incurred for writing, direction and production services paid to a company controlled by two of the directors. These transactions have been measured at exchange amount, which is the amount of consideration established and agreed to by the related parties and which the management believes reflect prevailing market rates. Included in accounts payable at December 31, 2001 was $120,000 (2000 - $120,000).

14. SEGMENTED INFORMATION

The company operates in one business segment, being production and distribution of motion pictures, primarily in North America.

15. SUBSEQUENT EVENTS

Subsequent to year-end, bank loans in the amount of $2,813,638 together with accrued interest and related expenses of approximately $646,000, which are included in accounts payable and accrued liabilities at year-end, were purchased by unrelated third parties from the original lender. The company has the option to convert the acquired debt into debt equal to the purchase price plus expenses together with an issuance of 2,042,000 common shares. The resulting debt bears interest at 9% per annum, is payable monthly and will be amortized over a period of 3 years.

DEVINE ENTERTAINMENT
CORPORATION

2 BERKELEY STREET, SUITE 504
TORONTO, ONTARIO
CANADA M5A 2W3

TEL: (416) 364-2282
TOLL FREE: 877-338-4633
FAX: (416) 364-1440

E-MAIL: INFO@DEVINE-ENT.COM
CORPORATE SITE: WWW.DEVINE-ENT.COM
INTERACTIVE SITE: WWW.DEVINETIME.COM

CORPORATE & SHAREHOLDER INFORMATION:

DIRECTORS AND OFFICERS

David Devine
Chairman of the Board
President & Chief Executive Officer

Richard Mozer
Vice-Chairman of the Board
Chief Financial Officer

Kenneth Taylor
Chairman, Global Public Affairs Inc.

William Ballard
Chairman, Tengtu International Corporation

Bryson Farrill
Financial Consultant

Mary Golfman
President, Nelmar Security Packaging Systems Inc.

STOCK EXCHANGE LISTING
Toronto Stock Exchange – DVN
NASDAQ OTC - DVNNF

TORONTO STOCK EXCHANGE TSX

FINANCIAL ADVISOR & INVESTOR RELATIONS CANADA:
Arnold Tenney
c/o Devine Entertainment Corporation

INVESTOR RELATIONS, U.S.:
Herb Lanzet
H.L. Lanzet, Inc.
515 Madison Avenue, Suite 5 West
New York, NY 10022
Tel: 212-888-4570, Fax: 212-888-4569

REGISTRAR AND TRANSFER AGENT
Computershare
Stock Transfer Services
151 Front Street West, 8th Floor
Toronto, Ontario M5J 2N1

LEGAL COUNSEL
Wildeboer Rand Thomson Apps & Dellelce, LLP

AUDITORS
Kraft, Berger, Grill, Schwartz, Cohen & March LLP

BANKERS
Bank of Montreal
55 Bloor Street West, Manulife Centre
Toronto, Ontario M4W 1A6

ANNUAL MEETING OF SHAREHOLDERS
Friday June 21, 2002 at 3 p.m.
Cambridge Suites Hotel, Club Room
15 Richmond Street East
Toronto, Ontario



DEVINE ENTERTAINMENT CORPORATION

ANNUAL REPORT 2001

